SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

CYNTHIA R. BEYEA
DIRECT LINE: 202.383.0472
E-mail: Cynthia.beyea@sutherland.com

May 14, 2014

Christina DiAngelo Fettig
Senior Staff Accountant
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20549

Re:	Exchange Traded Spreads Trust
Pre-Effective Amendment No. 3
File Nos. 333-148886 and 811-22177

Dear Ms. Fettig:

On April 23, 2014, Exchange Traded Spreads Trust (the “Registrant”) filed the above referenced registration statement amendment.  On April 30, 2014, you provided comments to me via telephone.  On May 5, 2014, Vince DiStefano of the Division of Investment Management provided one additional comment to me.  On behalf of the Registrant, set forth below are those comments provided on both dates and the Registrant’s responses to the comments.

Fee Tables

Comment 1:  In footnote (b) for each of the fee tables, please revise the disclosure regarding the reimbursement provision to indicate that any reimbursement of expenses will not cause the Fund to exceed the expense limit that was in effect at the time that the expenses were paid or waived.

Response:  Footnote (b) to the fee table for each Fund has been revised as requested.

Comment 2:  On page 20, there appears to be a typographical error in footnote (b) to the fee table regarding the amount of the expense limit.

Response:  The typographical error has been corrected.  Footnote (b) now reflects that the total annual fund operating expense limit is 0.50%.

Christina DiAngelo Fettig
May 14, 2014

Comment 3:  Please file the Expense Limitation Agreement between the Trust and the Adviser as an exhibit to the filing.

Response:  The Expense Limitation Agreement has been filed as exhibit number 28(d)(2).

Comment 4:  Please clarify that the expense waiver is only reflected in the 1-year number in the expense example.

Response:  The Registrant confirms that the expense waiver is reflected only in the 1-year number.  Disclosure to this effect has been added to the prospectus.

Financial Statements

Comment 5:  Please file an amendment to the registration statement to include the opinion from the auditors.

Response:  The audit opinion has been added to the filing.

Comment 6:  In the notes to the financial statements, please add disclosure concerning the expense limitation agreement to Note 3.

Response:  Note 3 to the financial statements has been revised as requested.

Comment 7:  In note 5 to the financial statements, please indicate that such expenses are not subject to future repayment to the Adviser.

Response:  The requested disclosure has been added to note 5.

Comment 8:  Item 27 of Form N-1A requires that financial statements be no more than 90 days old when a registration statement is declared effective.  Please update the financial statements with more current financial statements.  The updated financial statements can be unaudited.

Response:  Updated, unaudited financial statements have been added to the filing.

Comment 9:  Please make sure that the auditor’s consent is attached to the next filing since consents cannot be incorporated by reference.

Response:  The auditor’s consent is included with the filing as an exhibit.

Christina DiAngelo Fettig
May 14, 2014

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We hope that the foregoing has been responsive to your comments.  If you have any questions or concerns about the responses set forth above, please call the undersigned at 202-383-0472 or Jamie Cain at 202-383-0180.

Sincerely,

/s/ Cynthia R. Beyea
Cynthia R. Beyea

cc:	Vincent DiStefano, Esq., Division of Investment Management Steve Rogers, ETSpreads LLC Jamie Cain, Esq., Sutherland